March 5, 2020

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. II
317 University Ave, Suite 200
Palo Alto, CA 94301

       Re: Social Capital Hedosophia Holdings Corp. II
           Registration Statement on Form S-1
           Filed February 28, 2020
           File No. 333-236774

Dear Mr. Palihapitiya:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Financial Statements, page F-1

1. We note your response to our prior comment 1. Please revise to include the unaudited financial information in a subsequent event footnote as we continue to question why unaudited interim financial statements through January 21, 2020 are appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. II
March 5, 2020
Page 2

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameChamath Palihapitiya
                                                     Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp. II
                                                     Office of Real Estate &
Construction
March 5, 2020 Page 2
cc:       Gregg A. Noel
FirstName LastName